United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number 001-13695

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Community Financial System, Inc.

401(k) Employee Stock Ownership Plan

B.	Name of Issuer of the securities held pursuant to the plan and the address of its principal executive office.

Community Financial System, Inc.

333 Butternut Drive

Syracuse, New York 13214

REQUIRED INFORMATION

Item 4.	Financial Statements and Supplemental Schedule for the Plan.

The Community Financial System, Inc. 401(k) Employee Stock Ownership Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”).

In lieu of the requirements of Items 1-3 of this Form, the Plan is filing the financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements for the years ended December 31, 2025 and 2024 and the supplemental schedule as of December 31, 2025 are included as Exhibit 99.1 to this report on Form 11-K and are incorporated herein by reference. The Plan financial statements and supplemental schedule have been examined by Dannible & McKee, LLP, Independent Registered Public Accounting Firm, and their report is included therein.

Exhibits

(23)	Consent of Independent Registered Public Accounting Firm.

(99.1)

Financial statements and supplemental schedule of the Community Financial System, Inc. 401(k) Employee Stock Ownership Plan for the year ended December 31, 2025, prepared in accordance with the financial reporting requirements of ERISA.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Community Financial System, Inc.
401(k) Employee Stock Ownership Plan

Community Bank, N. A., Trustee

Dated: June 18, 2026
/s/ Marya Burgio Wlos
Marya Burgio Wlos
Executive Vice President and Chief Financial Officer